UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 6097200 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release entitled "Alon Blue Square Israel Ltd. Announces Agreement for Private Placement in Israel of Additional Series C Notes."

Contact:

Alon Blue Square Israel Ltd.
Ortal Klein
Corporate Secretary
Telephone: 972-9-9618504
Fax: 972-9- 9618636
Email: ortal.klein@alon-oil.co.il

ALON BLUE SQUARE ISRAEL LTD. ANNOUNCES AGREEMENT FOR PRIVATE PLACEMENT IN ISRAEL OF ADDITIONAL SERIES C NOTES

YAKUM, Israel, April 3, 2014 Alon Blue Square Israel Ltd. (“Alon Blue Square” or the "Company") announced today that it had agreed with Israeli institutional investors to issue to such investors in a private placement NIS 150 million par value (approximately $43.2 million) of additional Series C Notes (the "Additional Series C Notes") in consideration for an aggregate sum of approximately NIS 151 million (approximately $43.5 million) (the "Private Placement").

If issued, the terms of the Additional Series C Notes will be similar to the terms of the Series C Notes previously issued by the Company and which are currently traded on the Tel Aviv Stock Exchange Ltd. ("TASE"). If issued, the Additional Series C Notes will form a single series together with the currently outstanding Series C Notes.

The issuance of the Additional Series C Notes is subject to the receipt of the approval of the TASE for the listing of such Series C Notes.

The sale and/or transfer of the Additional Series C Notes are subject to the limitations on re-sale of securities applicable to private placements set forth in the Israeli Securities Law of 1968 and the regulations promulgated thereunder.

The weighted discount rate for the sole purpose of withholding tax with respect to the entire Series C Notes (including the previously issued Series C Notes and following the issuance of the Additional Series C Notes) has been determined to be 5.55%, calculated in accordance with the approval received by the Company from the Israeli Tax Authority.

The Additional Series C Notes are not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

The Midroog report which includes the issuing of the Additional C notes in the amount of NIS 150 Million has been filed on the web site of The Tel Aviv Stock Exchange at http://maya.tase.co.il/bursa/report.asp?report_cd=885509, and an English translation of the report was submitted to the Securities and Exchange Commission on Form 6-K on Tuesday, March 18th 2014, and has been filed on the web site of The Tel Aviv Stock Exchange at http://maya.tase.co.il/bursa/report.asp?report_cd=885516

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, including the Additional Series C Notes.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square operates through Dor Alon Energy in Israel (1988) Ltd, its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"). Dor Alon is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 206 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square operates through its 100% subsidiary, Mega Retail Ltd., which currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets which offer a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, operates in the sector of issuance and clearance of credit cards

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

April 3, 2014	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary